Yuma Energy, Inc.
1177 West Loop South, Suite 1825
Houston, TX 77027
(713) 968-7000

September 26, 2017

VIA EDGAR
H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re:         Yuma Energy, Inc.
Registration Statement on Form S-1
Filed September 13, 2017
File No. 333-220449

Dear Mr. Schwall:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Yuma Energy, Inc. (the “Company”) respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above referenced Registration Statement so that it may become effective at 3:30 p.m. Eastern Daylight Time on September 28, 2017, or as soon thereafter as practicable. The Company would also appreciate telephone notice of such effectiveness to Adam J. Fogoros at (303) 573-1600. The Company hereby authorizes Adam J. Fogoros and Reid A. Godbolt of Jones & Keller, P.C. to orally modify or withdraw this request for acceleration.

In connection with the Company’s request for acceleration of effectiveness of the Registration Statement, the Company acknowledges the following:

(1)
Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

YUMA ENERGY, INC.

By: /s/ Sam L. Banks
Name: Sam L. Banks
Title: Chief Executive Officer